SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated June 12, 2007
(Commission File No. 1-15024)

Novartis AG

(Name of Registrant)

Lichtstrasse 35
4056 Basel
Switzerland

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒	Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐	No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐	No: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐	No: ☒

Novartis International AG Novartis Global Communications CH-4002 Basel Switzerland http://www.novartis.com

- Investor Relations Release -

US court allows Teva to resume US sales of its generic version of Lotrel

•                  Court denies a request from Novartis to stop ongoing sales of Teva’s generic copy of Lotrel and allows resumption of shipments to customers

•                  Novartis to continue pursuing its defense of intellectual property rights since Lotrel has a US patent valid until 2017

•                  Novartis to launch its own authorized generic version of Lotrel, a high blood pressure medicine, through its Sandoz generics division

Basel, June 11, 2007 – Novartis will immediately launch its own generic version of Lotrel® in the United States through its Sandoz division after a federal court judge today declined a request from Novartis to stop Teva Pharmaceuticals from resuming shipments of generic copies of the hypertension drug.

Novartis will continue pursuing its defense of intellectual property rights for Lotrel since its US patent is still valid until 2017.  Today’s court’s decision allows Teva to resume shipping generic copies of Lotrel. A trial date has not been set for the ongoing patent infringement lawsuit against Teva in a New Jersey federal court.

Teva, which began selling a generic version of Lotrel in the US in May 2007, risks potentially significant damages if Novartis prevails in patent litigation.

Lotrel, which is sold only in the US, combines in a single capsule the angiotensin converting enzyme (ACE) inhibitor benazepril hydrochloride and the calcium channel blocker (CCB) amlodipine besylate. Both of these active ingredients no longer have US patent protection.

Financial update

As previously announced publicly, Novartis is evaluating the potential impact of Teva’s actions on the full-year 2007 net sales, operating and net income results. Lotrel had 2006 annual sales of USD 1.35 billion. An update on the outlook for 2007 will be provided on July 17 when Novartis reports its 2007 first-half and second-quarter results.

Disclaimer

The foregoing release contains forward-looking statements which can be identified by the use of terminology such as “expected”, “will continue”, or similar expressions, or by express or implied discussions regarding the patent life of Lotrel, the potential for the continued maintenance of the injunction imposed against Teva, the potential for Novartis to succeed in the underlying litigation against Teva, potential future revenue to be earned from Lotrel and the potential impact of Teva’s actions on the net sales, operating income and net income results for Novartis. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from any future results, performance or achievements expressed or implied by such statements. There can be no guarantee that Novartis will be successful in its efforts to defend its Lotrel patent, or that the court will continue to impose an injunction against the marketing of a generic version of Lotrel by Teva, or that Novartis will ultimately succeed in its litigation against Teva. Neither can there be any guarantees that Lotrel will achieve or maintain any particular sales levels in the future or that the Novartis Group will achieve any particular levels of net sales, operating income or net income results. In particular, management’s expectations regarding Lotrel could be affected by, among other things, uncertainties involved in US patent law and the US litigation process; the company’s ability to maintain patent or other proprietary intellectual property protection; increased government, industry, and general public pricing pressures; competition in general; unexpected regulatory actions or delays or government regulation generally; and other risks and factors referred to in Novartis AG’s current Form 20-F on file with the US Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, believed, estimated or expected. Novartis is providing the information in this press release as of this date and does not undertake any obligation to update any forward-looking statements contained in this press release as a result of new information, future events or otherwise.

About Novartis

Novartis AG (NYSE: NVS) is a world leader in offering medicines to protect health, cure disease and improve well-being. Our goal is to discover, develop and successfully market innovative products to treat patients, ease suffering and enhance the quality of life. We are strengthening our medicine-based portfolio, which is focused on strategic growth platforms in innovation-driven pharmaceuticals, high-quality and low-cost generics, human vaccines and leading self-medication OTC brands. Novartis is the only company with leadership positions in these areas. In 2006, the Group’s businesses achieved net sales of USD 37.0 billion and net income of USD 7.2 billion. Approximately USD 5.4 billion was invested in R&D. Headquartered in Basel, Switzerland, Novartis Group companies employ approximately 100,000 associates and operate in over 140 countries around the world. For more information, please visit http://www.novartis.com.

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Novartis Media Relations

John Gilardi
Novartis Global Media Relations

+41 61 324 3018 (direct)
+41 79 596 1408 (mobile)

john.gilardi@novartis.com

Sherry Pudloski
Novartis Pharmaceuticals Corporation
+1 862 778 1271 (direct)
+1 917 620 4446 (mobile)
sherry.pudloski@novartis.com

e-mail: media.relations@novartis.com

Novartis Investor Relations

International:

Ruth Metzler-Arnold	+41 61 324 7944
Katharina Ambühl	+41 61 324 5316
Nafida Bendali	+41 61 324 3514
Jason Hannon	+41 61 324 2152
Thomas Hungerbuehler	+41 61 324 8425
Richard Jarvis	+41 61 324 4353

North America:
Ronen Tamir	+1 212 830 2433
Jill Pozarek	+1 212 830 2445
Edwin Valeriano	+1 212 830 2456

e-mail: investor.relations@novartis.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Novartis AG

Date: June 12, 2007	By:	/s/ MALCOLM B. CHEETHAM

	Name:	Malcolm B. Cheetham
	Title:	Head Group Financial
Reporting and Accounting